Filed Pursuant to Rule 253(g)(2)

File No. 024-10659

RISE COMPANIES CORP.

SUPPLEMENT NO. 6 DATED FEBRUARY 14, 2020
TO THE OFFERING CIRCULAR DATED JULY 24, 2019

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated July 24, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 25, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that since launching the Fundrise Platform, as of January 31, 2020, our investors in the Sponsored Programs have earned over $79 million in dividends, net of fees.